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                             June 30, 2023

       Abid Neemuchwala
       Chairman and Chief Executive Officer
       Compass Digital Acquisition Corp.
       3626 N Hall St, Suite 910
       Dallas, Texas 75219

                                                        Re: Compass Digital
Acquisition Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated June
20, 2023
                                                            File No. 001-40912

       Dear Abid Neemuchwala:

              We have reviewed your June 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 15, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       General

   1. We note your response to comment 1 indicating that your sponsor is not controlled by and does not have
substantial ties with a non-U.S. person. Please also explicitly confirm that your sponsor is not a
non-U.S. person if true.
   2. Your disclosure on page 62 indicates that your sponsor is controlled by your CEO and a member of your board of
directors. Based on information provided about your officers and directors at page
52, we note that your CEO is the former CEO of a large global IT service firm based in
India as recently as June 2020. Please tell us how you considered this in determining
whether your sponsor is a non-U.S. person, is controlled by a non-U.S.
                                                        person or has
substantial ties with a non-U.S. person. Please also clarify whether the controlling parties of
your sponsor maintain U.S. citizenship.
 Abid Neemuchwala
Compass Digital Acquisition Corp.
June 30, 2023
Page 2

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Raj Rajan, Staff
Accountant, at 202-551-3388 with any questions.



FirstName LastNameAbid Neemuchwala                       Sincerely,
Comapany NameCompass Digital Acquisition Corp.
                                                         Division of
Corporation Finance
June 30, 2023 Page 2                                     Office of Energy &
Transportation
FirstName LastName